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(202) 274-2009                                                 mlevy@luselaw.com

February 11, 2005

VIA COURIER

Mr. Mark Webb
Branch Chief
Financial Services
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

        RE:     BROOKLYN FEDERAL BANCORP, INC.
                FORM S-1/A FILED FEBRUARY 1, 2005
                FILE NO. 333-121580

Dear Mr. Webb:

        This is in response to your comment letter dated February 9, 2005 concerning the above referenced application (the "Application") filed on behalf of Brooklyn Federal Bancorp, Inc. (the "Company"). We are hereby transmitting Pre-effective Amendment No. 2 to the Company's Registration Statement on Form S-1 (the "Amended S-1"). The Amended S-1 has been blacklined to reflect changes from the filing referenced.

        Set forth below are the Company's responses to the Securities and Exchange Commission's (the "SEC") comments (in bold):

MANAGEMENT'S DISCUSSION AND ANALYSIS
RESULTS OF OPERATIONS - PAGE 55

PROVISION FOR LOAN LOSSES - PAGE 56 AND 58

1. WE HAVE REVIEWED YOUR RESPONSE TO QUESTION #26 FROM THE COMMENT LETTER DATED JANUARY 21, 2005 INCLUDING THE DISCLOSURES ADDED ON PAGES 56 AND 58. PLEASE REVISE TO PROVIDE MORE DETAILS OF THE UNDERLYING FACTS AND CIRCUMSTANCES WHICH LED TO THE CHANGES IN YOUR PROVISION FOR LOAN LOSSES. SUCH DISCLOSURE SHOULD SPECIFICALLY ADDRESS WHY YOUR PROVISION HAS DECREASED WHILE YOUR LOAN PORTFOLIO HAS GROWN SIGNIFICANTLY IN LOAN CATEGORIES THAT TRADITIONALLY HAVE GREATER RISK. PLEASE MORE CLEARLY DISCLOSE, AND TO THE EXTENT POSSIBLE
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Mr. Mark Webb
February 11, 2005
Page 2


QUANTIFY, THE OFFSETTING NATURE OF THE EFFECTS ON YOUR PROVISION FOR LOAN LOSSES BETWEEN THE FACTORS YOU CITED.

        The "Provision for Loan Losses" disclosures on pages 56 and 58 have been revised as requested.

BUSINESS OF BROOKLYN FEDERAL SAVINGS BANK - PAGE 68
ALLOWANCE FOR LOAN LOSSES - PAGE 78

2. WE NOTE YOUR SUPPLEMENTAL RESPONSE TO COMMENT 30 REGARDING YOUR FORECLOSURE HISTORY. AS REQUESTED, PLEASE REVIEW THIS SECTION TO DISCLOSE THE INFORMATION YOU PROVIDED SUPPLEMENTALLY.

        The "Allowance for Loan Losses" has been revised as requested on page
79.

SUBSIDIARY ACTIVITIES - PAGE 87

3. WE NOTE YOUR RESPONSE TO COMMENT 31 INCLUDING THE DISCLOSURES ADDED ON PAGE 88. SINCE ITEM 9-06 REQUIRES SUCH INFORMATION TO BE PROVIDED IN A FOOTNOTE TO THE FINANCIAL STATEMENTS, PLEASE REVISE TO DISCLOSE SIMILAR INFORMATION IN A FOOTNOTE.

        Following discussions with the SEC accounting staff, Note 1(a) to the Consolidated Financial Statements has been revised as requested and the "Business of Brooklyn Federal Savings Bank--Subsidiary Activities" has been revised on page 88.

TAX EFFECTS OF THE REORGANIZATION - PAGE 116

4. WE NOTE YOUR RESPONSE TO OUR PREVIOUS COMMENT #33 AND THE RESTATEMENT OF THE PRIOR COMMENT. YOUR TAX CONSEQUENCES DISCLOSURE DOES NOT HIGHLIGHT THE TAX FREE NATURE OF THE REORGANIZATION.

        Following discussions with the SEC legal staff, the "Tax Effects of the Reorganization" disclosure has been revised as requested on page 116.

CONSOLIDATED FINANCIAL STATEMENTS

5. WE NOTE YOUR STATEMENT ON PAGE 58 THAT THE INCREASE IN NON-INTEREST INCOME WAS PARTLY DUE TO HIGHER PREPAYMENT PENALTIES ON CERTAIN LOANS. PLEASE REVISE YOUR FOOTNOTES TO CLEARLY DISCLOSE WHERE YOU PRESENT PREPAYMENT FEES ON YOUR STATEMENT OF INCOME. TELL US THE GAAP LITERATURE YOU RELIED ON IN DETERMINING THIS PRESENTATION WAS APPROPRIATE. TELL

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Mr. Mark Webb
February 11, 2005
Page 3


US HOW YOU CONSIDERED THE GUIDANCE OF PARAGRAPH 12 OF SFAS 91 IN DETERMINING THAT SUCH AMOUNTS SHOULD NOT BE RECORDED IN INTEREST INCOME.

        Note 1(g) to the Consolidated Financial Statements has been revised as requested to disclose where prepayment penalties are recognized in the Consolidated Statements of Income. Following discussions with the SEC accounting staff, prepayment penalty income has been reclassified from non-interest income to interest income for all periods presented. Please see "Selected Financial and Other Data" on pages 31 and 32, "Recent Developments" on pages 33 and 34, "Management's Discussion and Analysis" on pages 36, 55 through 59, "Analysis of Net Interest Income" on pages 60 and 61 and the Consolidated Statements of Income on page F-4.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - PAGE F-7

(E) LOAN SALES AND SYNDICATIONS - PAGE F-8

6. WE NOTE YOUR RESPONSE TO COMMENT 49, INCLUDING YOUR REVISIONS ON PAGE F-8, REGARDING YOUR SERVICING ASSETS AND RECOURSE LIABILITIES. PLEASE REVISE TO MORE CLEARLY EXPLAIN HOW YOU DETERMINED THE AMOUNT OF YOUR SERVICING ASSETS AND LIABILITIES, AS WELL AS THE AMOUNT OF YOUR RECOURSE OBLIGATIONS. DISCLOSE WHERE YOUR SERVICING INCOME IS REPORTED ON YOUR STATEMENTS ON INCOME AND WHERE YOUR SERVICING ASSETS ARE REPORTED ON YOUR BALANCE SHEET. SUPPLEMENTALLY TELL US THE AMOUNT OF YOUR SERVICING ASSETS, LIABILITIES, INCOME AND EXPENSES FOR THE PERIODS PRESENTED.

        Note 1(e) of the Consolidated Financial Statements has been revised as requested. Supplementally, please be advised that Brooklyn Federal Savings Bank's servicing assets, liabilities, income and expenses have been immaterial for each of the periods presented. Servicing assets have at all times been less than $250,000 and there have been no servicing liabilities. Servicing fee income was $53,000, $19,000 and $15,000 for fiscal years 2004, 2003 and 2002, respectively. Expenses incurred in loan servicing activities are not separately recorded as such but are included in the non-interest expense in the Consolidated Financial Statements.

(F) LOANS HELD-FOR-SALE AND RELATED COMMITMENTS - PAGE F-9

7. WE NOTE YOUR RESPONSE TO COMMENT 39 REGARDING YOUR CONSIDERATION OF WHOLE LOAN SALES IN DETERMINING WHEN A LOAN SHOULD BE CLASSIFIED AS HELD FOR SALE. TELL US HOW YOU CONSIDERED THE GUIDANCE OF PARAGRAPH 8A OF SOP 01-06 IN DETERMINING WHETHER LOAN PARTICIPATIONS SHOULD BE CLASSIFIED AS LOANS HELD FOR SALE ON YOUR BALANCE SHEET.

        Decisions to sell loan participation interests (and the size of the interests to be sold) are made after the loans are closed, based on management's consideration of factors such as regulatory limitations on loans to one borrower, Brooklyn Federal Savings Bank's internal

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Mr. Mark Webb
February 11, 2005
Page 4


lending limits, liquidity needs and loan portfolio mix. Accordingly, at closing, such loans are classified as loans receivable (i.e., as loans not held for sale) based on the guidance in paragraph 8a of SOP 01-06, since, at the time of origination, Brooklyn Federal Savings Bank had the intent and ability to hold such loans for the foreseeable future.

8. WE NOTE YOUR RESPONSE TO COMMENT 54 REGARDING YOUR TREATMENT OF COMMITMENTS TO ORIGINATE LOANS THAT WILL BE HELD FOR SALE. PLEASE EXPLAIN HOW YOU CONSIDERED THE APPLICATION OF PARAGRAPH 3 OF SFAS 149 TO YOUR COMMITMENTS TO ORIGINATE LOANS THAT WILL BE SOLD AS PART OF YOUR LOAN PARTICIPATIONS. REVISE YOUR DISCLOSURE ON PAGE F-23 TO ADDRESS WHETHER YOU HAD ANY FORWARD COMMITMENTS TO SELL LOANS AS PART OF YOUR PARTICIPATIONS AT EITHER SEPTEMBER 30, 2004 OR 2003.

        As noted in our response to comment 7, decisions to sell participation interests are made after loans are closed. Accordingly, the commitments to originate such loans are not commitments to originate mortgage loans that will be held for sale, and therefore are not derivatives within the scope of paragraph 3 of SFAS 149. We have revised the disclosure in Note 10 of the Consolidated Financial Statements to indicate that Brooklyn Federal Savings Bank had no forward commitments to sell loan participations as of September 30, 2004 and 2003.

9. ALSO, WE NOTE YOUR DISCLOSURE ON PAGE F-23 THAT AS OF SEPTEMBER 30, 2004, NONE OF YOUR LOAN ORIGINATION COMMITMENTS WERE FOR LOANS TO BE HELD FOR SALE. YOU ALSO STATE THAT THERE WERE NO FORWARD COMMITMENTS TO SELL LOANS AS OF SEPTEMBER 30, 2004. PLEASE REVISE YOUR DISCLOSURES HERE TO ADDRESS SEPTEMBER 30, 2003 AS WELL.

        Note 10 of the Consolidated Financial Statements has been revised as requested to indicate that there were no such origination commitments or forward sale commitments at September 30, 2003.

10. WE NOTE YOUR SUPPLEMENTAL RESPONSE TO PREVIOUS COMMENT #52 WHICH STATES THAT THERE IS NO ACCRUAL FOR CREDIT LOSSES ON ANY FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK. PLEASE REVISE NOTE 10 TO DISCUSS THIS FACT. PLEASE SUPPLEMENTALLY TELL US AND REVISE TO EXPLAIN WHY THERE IS NO SEPARATE VALUATION ACCOUNT ON ANY FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK. CLEARLY DISCLOSE HOW YOU EVALUATED THE NEED FOR AN ACCRUAL AND HOW YOU DETERMINED THAT NO SUCH ACCRUAL WAS NEEDED.

        Brooklyn Federal Savings Bank had no financial instruments with off-balance sheet credit risk at September 30, 2004 and 2003 other than its commitments to originate loans in the normal course of its lending activities. These are short-term commitments presenting nominal risk of credit loss, considering Brooklyn Federal Savings Bank's loan underwriting standards and

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Mr. Mark Webb
February 11, 2005
Page 5

experience of not incurring losses on such commitments. Note 10 of the Consolidated Financial Statements has been revised accordingly.


                                    * * * * *


        We trust the foregoing is responsive to the staff's comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2009 or Eric Luse of this office at (202) 274-2002 as soon as possible if it has any further comments.

                                                    Sincerely,


                                                    /s/Marc P. Levy
                                                    Marc P. Levy

Enclosure
cc:   Angelo J. Di Lorenzo, President and Chief Executive Officer
      Diane San Pedro - SEC
      Kevin Vaughn - SEC
      Jessica Livingston - SEC
      Eric Luse, Esq.
      Eric Envall, Esq.